# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nextdoor Holdings, Inc., CIK 0001846069
CUSIP: 65345M108
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 420 Taylor Street, San Francisco, California (CA), 94012
Date of event which requires filing of this statement: 02/07/2025
Amends the filing with accession number 0001104659-21-139161
Filed by CIK 0001426303
Persons authorized to receive notices and communications: An-Yen Hu, c/o Benchmark Capital, 2965 Woodside Road, Woodside, California (CA), 94062, (650) 854-8180

## Reporting persons
- Benchmark Capital Partners VI, L.P. (CIK 0001426303): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 41,576,081; shared voting power 0; sole dispositive power 41,576,081; shared dispositive power 0; aggregate amount beneficially owned 41,576,081 (15.6% of the class)
  Comment: Note to Row 7: Represents 41,576,081 shares of Class B Common Stock held directly by BCP VI, except that Benchmark Capital Management Co. VI, L.L.C. ("BCMC VI"), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Alexandre Balkanski ("Balkanski"), Matthew R. Cohler ("Cohler"), Bruce W. Dunlevie ("Dunlevie"), Peter Fenton ("Fenton"), J. William Gurley ("Gurley"), Kevin R. Harvey ("Harvey"), Robert C. Kagle ("Kagle"), and Mitchell H. Lasky ("Lasky"), the managing members of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: Represents 41,576,081 shares of Class B Common Stock held directly by BCP VI, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 41,576,081 shares of Class B Common Stock held by BCP VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 10.9%.
- Benchmark Founders' Fund VI, L.P. (CIK 0001432812): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,600,214; shared voting power 0; sole dispositive power 2,600,214; shared dispositive power 0; aggregate amount beneficially owned 2,600,214 (1.1% of the class)
  Comment: Note to Row 7: Represents 2,600,214 shares of Class B Common Stock held directly by BFF VI, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the managing members of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: Represents 2,600,214 shares of Class B Common Stock held directly by BFF VI, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,600,214 shares of Class B Common Stock held by BFF VI). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.7%.
- Benchmark Founders' Fund VI-B, L.P. (CIK 0001572570): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,706,516; shared voting power 0; sole dispositive power 1,706,516; shared dispositive power 0; aggregate amount beneficially owned 1,706,516 (0.8% of the class)
  Comment: Note to Row 7: Represents 1,706,516 shares of Class B Common Stock held directly by BFF VI-B, except that BCMC VI, the general partner of BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the managing members of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: Represents 1,706,516 shares of Class B Common Stock held directly by BFF VI-B, except that BCMC VI, the general partner of BFF VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,706,516 shares of Class B Common Stock held by BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.4%.
- Benchmark Capital Management Co. VI, L.L.C. (CIK 0001572569): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 50,364,713; shared voting power 0; sole dispositive power 50,364,713; shared dispositive power 0; aggregate amount beneficially owned 50,364,713 (18.3% of the class)
  Comment: Note to Row 7: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the managing members of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky, the managing members of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.
- Benchmark Capital Partners VIII, L.P. (CIK 0001593052): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,739,275; shared voting power 0; sole dispositive power 1,739,275; shared dispositive power 0; aggregate amount beneficially owned 1,739,275 (0.8% of the class)
  Comment: Note to Row 7: Represents 1,739,275 shares of Class B Common Stock held directly by BCP VIII, except that Benchmark Capital Management Co. VIII, L.L.C. ("BCMC VIII"), the general partner of BCP VIII, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, An-Yen Hu ("Hu"), Lasky, Chetan Puttagunta ("Puttagunta"), Sarah E. Tavel ("Tavel") and Eric Vishria ("Vishria"), the managing members of BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: Represents 1,739,275 shares of Class B Common Stock held directly by BCP VIII, except that BCMC VIII, the general partner of BCP VIII, may be deemed to have sole power to dispose of these shares, and, Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 1,739,275 shares of Class B Common Stock held by BCP VIII). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.5%.
- Benchmark Founders' Fund VIII-B, L.P. (CIK 0001597399): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 269,191; shared voting power 0; sole dispositive power 269,191; shared dispositive power 0; aggregate amount beneficially owned 269,191 (0.1% of the class)
  Comment: Note to Row 7: Represents 269,191 shares of Class B Common Stock held directly by BFF VIII-B, except that BCMC VIII, the general partner of BFF VIII-B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: Represents 269,191 shares of Class B Common Stock held directly by BFF VIII-B, except that BCMC VIII, the general partner of BFF VIII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 269,191 shares of Class B Common Stock held by BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.1%.
- Benchmark Capital Management Co. VIII, L.L.C. (CIK 0001593049): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,285,217; shared voting power 0; sole dispositive power 2,285,217; shared dispositive power 0; aggregate amount beneficially owned 2,285,217 (1% of the class)
  Comment: Note to Row 7: Represents 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to vote these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 8: See response to row 7.
  
  Note to Row 9: Represents 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to dispose of these shares, and Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria, the managing members of BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: See response to row 9.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.
- Alexandre Balkanski (CIK 0001190192): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,364,713; sole dispositive power 0; shared dispositive power 50,364,713; aggregate amount beneficially owned 50,364,713 (18.3% of the class)
  Comment: Note to Row 8: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Balkanski, a managing member of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Balkanski, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI -B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.
- Matthew R. Cohler (CIK 0001572685): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 52,649,930; sole dispositive power 0; shared dispositive power 52,649,930; aggregate amount beneficially owned 52,649,930 (19% of the class)
  Comment: Note to Row 8: Represents 52,649,930 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Cohler, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 52,649,930 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Cohler, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.8%.
- Bruce W. Dunlevie (CIK 0001190211): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,364,713; sole dispositive power 0; shared dispositive power 50,364,713; aggregate amount beneficially owned 50,364,713 (18.3% of the class)
  Comment: Note to Row 8: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Dunlevie, a managing member of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Dunlevie, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.
- Peter H. Fenton (CIK 0001219230): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 52,649,930; sole dispositive power 0; shared dispositive power 52,649,930; aggregate amount beneficially owned 52,649,930 (19% of the class)
  Comment: Note to Row 8: Represents 52,649,930 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Fenton, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 52,649,930 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Fenton, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.8%.
- J. William Gurley (CIK 0001190191): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 192,144; shared voting power 52,649,930; sole dispositive power 192,144; shared dispositive power 52,649,930; aggregate amount beneficially owned 52,842,074 (19.1% of the class)
  Comment: Note to Row 8: Represents 52,842,074 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Gurley, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 52,842,074 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Gurley, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 11: Represents an aggregate of 52,842,074 shares of Class B Common Stock held directly by Gurley, BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,842,074 shares of Class B Common Stock held in aggregate by Gurley, BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.8%.
- Kevin R. Harvey (CIK 0001190213): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,364,713; sole dispositive power 0; shared dispositive power 50,364,713; aggregate amount beneficially owned 50,364,713 (18.3% of the class)
  Comment: Note to Row 8: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Harvey, a managing member of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Harvey, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI -B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.
- An-Yen Hu (CIK 0001825956): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,285,217; sole dispositive power 0; shared dispositive power 2,285,217; aggregate amount beneficially owned 2,285,217 (1% of the class)
  Comment: Note to Row 8: Represents 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Hu, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Hu, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.
- Robert C. Kagle (CIK 0001183234): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 50,364,713; sole dispositive power 0; shared dispositive power 50,364,713; aggregate amount beneficially owned 50,364,713 (18.3% of the class)
  Comment: Note to Row 8: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Kagle, a managing member of BCMC VI, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 50,364,713 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B and 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B. Kagle, a managing member of BCMC VI, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 50,364,713 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI and BFF VI-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.2%.
- Mitchell H. Lasky (CIK 0001091435): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 52,649,930; sole dispositive power 0; shared dispositive power 52,649,930; aggregate amount beneficially owned 52,649,930 (19% of the class)
  Comment: Note to Row 8: Represents 52,649,930 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Lasky, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: Represents 52,649,930 shares of Class B Common Stock, of which 41,576,081 are directly owned by BCP VI, 2,600,214 are directly owned by BFF VI, 1,706,516 are directly owned by BFF VI-B, 4,481,902 are held in nominee form for the benefit of persons associated with BCMC VI, 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VI is the general partner of BCP VI, BFF VI and BFF VI-B and BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Lasky, a managing member of BCMC VI and BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 52,649,930 shares of Class B Common Stock held in aggregate by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 13.8%.
- Chetan Puttagunta (CIK 0001695859): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,285,217; sole dispositive power 0; shared dispositive power 2,285,217; aggregate amount beneficially owned 2,285,217 (1% of the class)
  Comment: Note to Row 8: Represents 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Puttagunta, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Puttagunta, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.
- Sarah E. Tavel (CIK 0001774645): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,285,217; sole dispositive power 0; shared dispositive power 2,285,217; aggregate amount beneficially owned 2,285,217 (1% of the class)
  Comment: Note to Row 8: Represents 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Tavel, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Tavel, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.
- Eric Vishria (CIK 0001617474): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,285,217; sole dispositive power 0; shared dispositive power 2,285,217; aggregate amount beneficially owned 2,285,217 (1% of the class)
  Comment: Note to Row 8: Represents 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Vishria, a managing member of BCMC VIII, may be deemed to have shared power to vote these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 10: 2,285,217 shares of Class B Common Stock, of which 1,739,275 are directly owned by BCP VIII, 276,751 are directly owned by BFF VIII and 269,191 are directly owned by BFF VIII-B. BCMC VIII is the general partner of BCP VIII, BFF VIII and BFF VIII-B. Vishria, a managing member of BCMC VIII, may be deemed to have shared power to dispose of these shares. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.
  
  Note to Row 13: Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 13 is calculated using the outstanding shares of Class A Common Stock only (assuming conversion of the 2,285,217 shares of Class B Common Stock held in aggregate by BCP VIII, BFF VIII and BFF VIII-B). If the outstanding number of shares included both Class A Common Stock and Class B Common Stock, this percentage would be 0.6%.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Nextdoor Holdings, Inc.
Address of issuer's principal executive offices: 420 Taylor Street, San Francisco, California (CA), 94012
Comment: This Amendment No. 1 ("Amendment No. 1") amends and restates the Statement on Schedule 13D that was originally filed on November 15, 2021 (the "Original Schedule 13D"). This Amendment No. 1 relates to the beneficial ownership of Class A Common Stock, par value $0.0001 per share ("Common Stock"), of Nextdoor Holdings, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 is being filed by Benchmark Capital Partners VI, L.P., Benchmark Founders' Fund VI, L.P., Benchmark Founders' Fund VI-B, L.P., Benchmark Capital Partners VIII, L.P., Benchmark Founders' Fund VIII, L.P., Benchmark Founders' Fund VIII-B, L.P., Benchmark Capital Management Co. VI, L.L.C., Benchmark Capital Management Co. VIII, L.L.C., Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, An-Yen Hu, Robert C. Kagle, Mitchell H. Lasky, Chetan Puttagunta, Sarah E. Tavel and Eric Vishria. The increase in the Issuer's outstanding shares of Common Stock caused a decrease in aggregate percentage ownership by the Reporting Persons of one percent (1%) or more from the percentages reported in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by Benchmark Capital Partners VI, L.P. ("BCP VI"), Benchmark Founders' Fund VI, L.P. ("BFF VI"), Benchmark Founders' Fund VI-B, L.P. ("BFF VI-B"), Benchmark Capital Partners VIII, L.P. ("BCP VIII"), Benchmark Founders' Fund VIII, L.P. ("BFF VIII"), Benchmark Founders' Fund VIII-B, L.P. ("BFF VIII-B"), Benchmark Capital Management Co. VI, L.L.C. ("BCMC VI"), Benchmark Capital Management Co. VIII, L.L.C. ("BCMC VIII"), Alexandre Balkanski ("Balkanski"), Matthew R. Cohler ("Cohler"), Bruce W. Dunlevie ("Dunlevie"), Peter H. Fenton ("Fenton"), J. William Gurley ("Gurley"), Kevin R. Harvey ("Harvey"), An-Yen Hu ("Hu"), Robert C. Kagle ("Kagle"), Mitchell H. Lasky ("Lasky"), Chetan Puttagunta ("Puttagunta"), Sarah E. Tavel ("Tavel") and Eric Vishria ("Vishria"), each of whom is a managing member of BCMC VI and/or BCMC VIII. The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

BCMC VI, the general partner of BCP VI, BFF VI and BFF VI-B, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP VI, BFF VI and BFF VI-B. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle and Lasky are managing members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP VI, BFF VI and BFF VI-B.

BCMC VIII, the general partner of BCP VIII, BFF VIII and BFF VIII-B, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP VIII, BFF VIII and BFF VIII-B. Cohler, Fenton, Gurley, Hu, Lasky, Puttagunta, Tavel and Vishria are managing members of BCMC VIII and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP VIII, BFF VIII and BFF VIII-B.

Effective January 1, 2022, Steven M. Spurlock retired from Benchmark and as a managing member of BCMC VI and BCMC VIII, and therefore is no longer included as a Reporting Person on this Schedule 13D.
Residence or business address: The address of the principal business office for each of the Reporting Persons is c/o Benchmark Capital, 2965 Woodside Road, Woodside, California, 94062.
Present principal occupation or employment: The principal occupation of each individual who is a Reporting Person is venture capitalist. The principal business of BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B is to make investments in private and public companies. The principal business of BCMC VI is to serve as the general partner of BCP VI, BFF VI and BFF VI-B. The principal business of BCMC VIII is to serve as the general partner of BCP VIII, BFF VIII and BFF VIII-B.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B are Delaware limited partnerships. BCMC VI and BCMC VIII are Delaware limited liability companies. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Hu, Kagle, Lasky, Puttagunta, Tavel and Vishria are United States citizens.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 5, 2021 (the "Closing Date"), a business combination (the "Business Combination") was effectuated in accordance with the terms of an Agreement and Plan of Merger dated as of July 6, 2021, entered into by and among: (i) Khosla Ventures Acquisition Co. II ("KVSB"), a Delaware corporation; (ii) Lorelei Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KVSB; and (iii) Nextdoor, Inc. ("Original Nextdoor"), a Delaware corporation. As a result of the Business Combination, Original Nextdoor became a wholly owned subsidiary of KVSB and KVSB was renamed "Nextdoor Holdings, Inc." Upon completion of the Business Combination, the Reporting Persons' collective holdings of shares of Original Nextdoor stock converted into an aggregate of 52,649,930 shares of Class B Common Stock of the Issuer based on an exchange ratio of 3.1057 to 1.

The funds used by BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B to acquire the securities of Original Nextdoor were from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock of the Issuer and/or retain and/or sell all or a portion of the shares of Common Stock of the Issuer held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock of the Issuer held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock of the Issuer, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above and in Item 6 and any plans or proposals that may from time to time be discussed or considered by the board of directors of the Issuer, including Gurley, who is a managing member of the BCMC VI and BCMC VIII and a member of the Issuer's board of directors, in his fiduciary capacity as a director of the Issuer, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 224,488,476 shares of Common Stock and 158,133,784 shares of Class B Common Stock reported to be outstanding as of December 31, 2024, as communicated by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7, 8, 9, and 10 for each Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Schedule 13D
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B, the general partners and the limited partners of each, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or managing member.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

In connection with the consummation of the Business Combination, the Issuer and certain of its stockholders, including BCP VI, BFF VI, BFF VI-B, BCP VIII, BFF VIII and BFF VIII-B (the "Benchmark Funds") entered into the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, these parties have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions.

The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Reference to An-Yen Hu as Attorney-In-Fact
Exhibit B: Reference to agreement regarding joint filing of Schedule 13D
Exhibit C: Amended and Restated Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K (File No. 001-40246), filed with the SEC on November 12, 2021).

## Signatures
- Benchmark Capital Partners VI, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund VI, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund VI-B, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Capital Management Co. VI, L.L.C.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Capital Partners VIII, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Founders' Fund VIII-B, L.P.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Benchmark Capital Management Co. VIII, L.L.C.: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Alexandre Balkanski: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Matthew R. Cohler: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Bruce W. Dunlevie: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Peter H. Fenton: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- J. William Gurley: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Kevin R. Harvey: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- An-Yen Hu: An-Yen Hu, An-Yen Hu (02/14/2025)
- Robert C. Kagle: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Mitchell H. Lasky: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Chetan Puttagunta: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Sarah E. Tavel: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
- Eric Vishria: An-Yen Hu, An-Yen Hu, Attorney-in-Fact (02/14/2025)
Comment: An-Yen Hu has signed this Schedule 13D as Attorney-in-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.